LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 www.luselaw.com

WRITER'S DIRECT DIAL NUMBER                                     WRITER'S EMAIL
(202) 274-2001                                             jgorman@luselaw.com




November 12, 2008

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re:      Bridge Bancorp, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed November 3, 2008
                  File No. 001-34096

Dear Mr. Friar:

     We are in receipt of your letter dated November 10, 2008 providing comments on the referenced filing for Bridge Bancorp, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

     Preliminary Proxy Statement on Schedule 14A

1.   Disclose   whether  you  have  applied  to   participate  in  the  Treasury
     Department's Capital Purchase Program and describe the status of your application.

The Company intends to apply to participate in the Treasury Department's Capital Purchase Program ("CPP") by the November 14, 2008 deadline. The Proxy Statement has been revised on page 4 in response to the Staff's comments.

2. Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

The Company intends to use any proceeds of the proposed sale of securities to the Treasury Department for general corporate purposes, including loan originations and organic growth. The Proxy Statement has been revised on page 6 in response to the Staff's comments.

3.   Please disclose how your participation in the Capital Purchase Program may

          o    dilute of interests of your existing common shareholders; and

          o require you to register for resale securities you have issued to the Treasury Department.

The Company anticipates that if the Treasury Department exercises the maximum number of warrants, the Company's existing common shareholders will experience less than 2% dilution. The Proxy Statement has been revised on page 6 in response to the Staff's comments.

If the Company's application to the CPP is approved and the Company agrees to particpate, it intends to file with the SEC a shelf registration statement registering the resale of all of the preferred shares, the warrants and the warrant exercise shares. The Proxy Statement has been revised beginning on page 6 in response to the Staff's comments.

4. Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

There will be no material impact on the Company's liquidity, capital resources or results of operations if the Treasury Department denies the Company's CPP application. The Proxy Statement has been revised on page 6 in response to the Staff's comments.

5. Disclose whether you will modify any plans or contracts to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

The Company anticipates revising its existing compensation plans and contracts. The Proxy Statement has been revised on page 6 in response to the Staff's comments.

6. In the second paragraph on page 6, ("Instructions participating in..."), please disclose the market price of the company's common stock as of a recent date or the 20 day average price as of a recent period.

The 20 trading day trailing average price of the Company's stock as of November 7, 2008 was $19.68. The Proxy Statement has been revised on page 6 in response to the Staff's comments.

7. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

     Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Instruction 1 to Item 13(a) of Schedule 14A allows for the omission of any information that is not material for the exercise of prudent judgment in regard to the matter to be acted upon at the meeting of stockholders. As to the warrant for the purchase of common stock, any warrant issuance will be for less than 2% of the Company's outstanding shares of common stock, and is therefore not material to stockholders. Further, the actual number of shares of common stock to be issued is expected to be less than the number of warrants issued since the shares to be issued pursuant to the exercise of warrants will be made on a "net" basis (shares can be withheld to pay the exercise price). Disclosure as to the number of warrants to be issued has been added to page 6.

8. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and the maximum estimated process.

The Company respectfully submits the sale of securities will have no material effect on its financial statements. The Company expects to issue between $5 million and $15 million in preferred shares under the CPP, approximately 1% and 3%, respectively, of September 30th Risk Adjusted Assets. The preferred shares have an initial 5% dividend (after tax) to be paid out of earnings available for common shareholders. This cost and potential dilutive effect should be offset by additional income on the invested proceeds and consistent with both prudent risk management and the Treasury's stated goal of promoting economic growth, increasing earning assets and taxable income through additional investments in loans and securities, consistent with both prudent risk management and the Treasury's stated goal of promoting economic growth. The Preferred Shares are Tier 1 equity and will increase the Company's capital ratios and provide investible capital. These factors, coupled with the current economic conditions and competitive landscape may provide opportunities to, in a conservative manner, expand the Company's existing growth initiatives. The pro forma capital ratios have been detailed in a table on Page 6.

The pro forma effect of the issuance of 114,329 warrants (15% of the $15 million or $2,250,000 divided by the 20-trading day trailing average price of $19.68/share as of November 7, 2008) is not material as it represents 1.9% of the weighted average common shares outstanding. The impact of the issuance of the minimum $5 million of preferred shares and related warrants would be immaterial.

     We trust the foregoing is responsive to the Staff's comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2001 or Marc Levy at 202-274-2009.


                                         Very truly yours,

                                         /s/ John J. Gorman

                                         John J. Gorman

cc:  Kevin M. O'Connor,  President and Chief Executive Officer,
     Bridge Bancorp, Inc.
     Howard H. Nolan, Senior Executive Vice President, Bridge Bancorp, Inc. Marc P. Levy, Esq.
     Ned Quint, Esq.